[LOGO]  COMPANHIA BRASILEIRA DE DISTRIBUICAO
        Grupo Pao de Acucar

For additional information please contact:

Ricardo Florence dos Santos                        David Carey / Rosemary Otero
Companhia Brasileira de Distribuicao               Edelman Financial
(55-11) 886-0421                                   (212) 704-4449 / 4486
ricflore@paodeacucar.com.br                        david_carey@edelman.com


              COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) ANNOUNCES
                          APRIL 1999 NET SALES FIGURES

                    o    April 1999 all stores sales grew 33.8%
                    o Higher Easter related sales in March 1999 compared to April 1998
                    o    Same  store  sales  increased  0.3%
                    o Number of clients grew 68.4% compared to April 1998, whereas floor space increased 43.3% in the same period

Sao Paulo, Brazil, May 19, 1999 - Companhia Brasileira de Distribuicao (NYSE:CBD, BOVESPA:PCAR4) today announced preliminary, non-audited April 1999 net sales figures. The information discussed below represents net sales variations of CBD all stores and same store formats.

Total net sales for April 1999 increased 33.8% to R$431.8 million compared to the same period of 1998. Sales in constant currency (indexed by IGP-DI) demonstrated a 23.4% growth during April 1999. Same store net sales in April grew 0.3% compared to April 1998.

Net Sales by Division 1999/1998 - Variation (%)
(Preliminary, non-audited)

                         --------------------------------------------------------------
                                Nominal Currency               Constant Currency
                                (Corporate Law)               (Indexed by IGP-DI)
                         ------------------------------- ------------------------------
                         ------------------------------- ------------------------------
                                     April                           April
-------------------------------------------------------- ------------------------------
                         ------------------------------- ------------------------------
                              Total           Same            Total          Same
-------------------------------------------------------- ------------------------------
Pao de Acucar                    15.0%         7.6%              6.1%        -0.8%
Extra                            53.3%        -4.6%             41.4%       -12.0%
Barateiro                            -        25.7%                 -        16.0%
Eletro                           -2.6%       -29.3%            -10.1%       -34.8%
-------------------------------------------------------- ------------------------------
CBD                              33.8%         0.3%             23.4%        -7.5%
---------------------------------------------------------------------------------------

Factors which contributed to these results were:

o Easter related sales occurred mostly in March 1999 compared to April 1998. Therefore, April 1998 sales represent a strong comparative month compared to April 1999;

o Supermarket operations (represented by Pao de Acucar and Barateiro stores) presented improved performance compared to the hypermarket division (represented by Extra stores), mainly due to the higher food products participation in its sales mix (95%). Non-food products in the Extra division declined to less than 30% of total sales.


                                    - more -

o CBD continues to increase its customer base. Based on the number of sales transactions, the number of CBD clients increased 68.4% compared to April 1998. CBD sales area in the same period increased 43.3%. This mainly reflects the Company's commitment and effort to satisfy customers' needs through a continuous investment program of store modernization and employee training;

o The Eletro division continued to show a decrease in same store sales, reflecting the effects of the Brazilian currency devaluation and high interest rates.

o Same store sales in the Barateiro division increased 25.7%, mainly due to the performance of 2 stores, formerly part of the Superbox division, which were added to the Barateiro division, as well as 20 Pao de Acucar supermarkets and 23 Peralta supermarkets converted into Barateiro stores. Sales from the Barateiro stores acquired in June 1998, as well as stores from the Peralta chain acquired in February 1999 will only be included in same store sales format as of June 1999 and February 00, respectively.

There continues to be a trend toward reduced credit sales, lowering the Company's exposure to credit risk. As a result, the Company recorded an increase in cash and credit card sales, and a decrease in installment and post-dated check sales.

------------------------------ ------------------------ ------------------------- ------------------------ ------------------------
Form of Payment                         3Q98                      4Q98                     1Q99                     April
------------------------------ ------------------------ ------------------------- ------------------------ ------------------------
Cash                                    51.8%                    53.8%                     56.2%                    56.2%
Credit Card                             22.1%                    21.5%                     22.9%                    23.3%
Food Voucher                            7.5%                      7.3%                     7.3%                     7.1%
Post-dated Checks                       12.8%                    11.9%                     10.5%                    10.4%
Installments                            5.8%                      5.5%                     3.2%                     3.0%
------------------------------ ------------------------ ------------------------- ------------------------ ------------------------

Companhia Brasileira de Distribuicao operates a total of 321 stores in 11 Brazilian states through three formats. In addition to the Pao de Acucar and Barateiro supermarket divisions, the Company operates Extra hypermarkets and Eletro home appliance stores.


                       http: //www.gruppaodeacucar.com.br


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